Exhibit 21

As of December 31, 2025

        A table of subsidiaries of Liberty Live Holdings, Inc. is set forth below, indicating as to each the state or jurisdiction of organization and the names under which such subsidiaries do business. Subsidiaries not included in the table are inactive or, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Entity Name	Domicile

Causeway QE Blocker, Inc.	DE
Exclusive GP LTD. (UK)	UK
Goldman & Goldman Enterprises LLC	DE
Hammerhead B.V. (Netherlands)	Netherlands
Monaco Star Events (Monaco)	Monaco
Liberty QE Holdings, LLC	DE
LMC CC Technologies, LLC	DE
LMC LYV, LLC	DE
LN Holdings 1, LLC	DE
Quint Events, LLC	DE
Quint Events International LLC	DE
Quint Events International LLC London Ltd.	UK
Quint QFC LLC	Qatar
Quint Events Australia PTY Ltd	Australia
Sportsnet Corporation PTY Ltd.	Australia